Mail Stop 3720

May 15, 2006

Mr. S. Douglas Hutcheson
Chief Executive Officer, President
  And Director
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, CA 92121

>   **RE: Leap Wireless International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
>   **File No. 000-29752**

Dear Mr. Hutcheson:

        We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

        Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3. Summary of Significant Accounting Policies, page 67

Revenues and Cost of Revenues, page 71

1.   It appears that you recognize activation fees and perhaps other service fees when received as opposed to recording them over the estimated customer relationship period. Tell us what fees you recognize when received and your basis in GAAP for doing so. Include discussion of your consideration of the guidance in Question 1 of SAB Topic 13.A.3(f).

Stock-based Compensation, page 76

2.   We note from your disclosures that unearned compensation associated with restricted stock awards is amortized on a straight-line basis over the *maximum* vesting period of the awards of either three or five years. In your discussion of stock-based compensation on page 87 you state that the "restricted common stock generally vest in full three to five years from the grant date with no interim time-based vesting, but with provisions for annual accelerated performance-based vesting of a portion of the awards if the company achieves specified performance conditions." Clarify for us how your policy complies with the guidance in paragraph 31 of SFAS 123 which states that the amount of compensation cost recognized at any date must at least equal the vested portion of the award at that date.

Note 11. Significant Acquisitions and Dispositions, page 89

3.   Explain to us in detail why you did not report the asset group operating in the Michigan markets, representing the 23 wireless licenses and related operating assets sold in August 2005, as a discontinued operation in accordance with SFAS 144.

4.   Explain to us in detail why you did not report the asset group operating within the Toledo and Sandusky, Ohio markets as discontinued operations in accordance with the guidance in SFAS 144.

5.   Explain to us how you intend to account for the sale of your operations in Toledo and Sandusky, Ohio for $28.5 million and an equity interest in a joint venture and the investment of $25 million in the joint venture along with the contribution of wireless licenses and related operating assets in Eugene and Salem, Oregon for an additional equity interest in the joint venture. Please refer us to any supporting GAAP literature in your response.

6.   With a view towards additional explanatory disclosure, explain to us why your 73.3% ownership interest in the joint venture will be a non-controlling interest. Also tell us if you anticipate consolidating the joint venture and, if not, explain your consideration of FIN 46-R.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director